EXHIBIT 3(i)

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF THE SERIES B 4% CONVERTIBLE PREFERRED STOCK
OF
WESTINGHOUSE SOLAR, INC.

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

Westinghouse Solar, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The following definitions are hereby added to Section 1 of the Corporation’s Certificate of Designation of Preferences, Rights and Limitations of the Series B 4% Convertible Preferred Stock (the “Series B Certificate of Designation”) in the appropriate alphabetical order to read as follows:

“August Stock Issuance” means the issuance under that certain securities purchase agreement, dated August 16, 2011, by and between the Corporation and an institutional accredited investor of: (i) 990,099 shares of Common Stock at a price of $1.01 per share, and (ii) Series L Warrants to purchase up to 643,564 shares of Common Stock (65% of the number of shares of common stock initially issued) at an exercise price of $1.17 per share, which warrants are not exercisable until six months after issuance and have a term of five years from the date of initial exercisability.

“Floor Price” means $0.10 per share of Common Stock (subject to proportional adjustment as a result of stock splits, stock dividends, recapitalizations and the like).

“Reverse Stock Split” means the 1-for-4 reverse stock split of the Corporation’s Common Stock that was effective at 12:01 a.m. Eastern Time on April 14, 2011, in accordance with the Certificate of Amendment of the Certificate of Incorporation of the Corporation filed with the Delaware Secretary of State on April 6, 2011.

2. Section 6(b) of the Series B Certificate of Designation is hereby amended and restated in its entirety to read in full as provided in the following indented paragraph:

b) Conversion Price.  Prior to February 18, 2012, the conversion price for the Series B Preferred Stock shall equal $1.01 (as a result of the Reverse Stock Split and the August Stock Issuance), subject to adjustment herein (the “Conversion Price”).  On and after February 18, 2012, the conversion price for the Series B Preferred Stock shall be the lesser of (i) the Conversion Price, as then adjusted and (ii) the average of the 20 VWAPs immediately prior to February 18, 2012, but in no event less than the Floor Price (which shall thereafter be the new “Conversion Price”).

3. Section 7(b) of the Series B Certificate of Designation is hereby amended and restated in its entirety to read in full as provided in the following indented paragraph:

b) Subsequent Equity Sales.  If, at any time while the Series B Preferred Stock is outstanding, the Corporation or any Subsidiary, as applicable sells or grants any option to purchase or sells or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant or any option to purchase or other disposition), any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (such lower price, the “Base Conversion Price” and such issuances, collectively, a “Dilutive Issuance”) (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is lower than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price on such date of the Dilutive Issuance), then the Conversion Price shall be reduced to equal the Base Conversion Price, but in no event shall the Conversion Price be less than the Floor Price.  Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.  Notwithstanding the foregoing, no adjustment will be made under this Section 7(b) in respect of any Exempt Issuance.  If the Corporation enters into a Variable Rate Transaction, despite the prohibition set forth in the Purchase Agreement, the Corporation shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion price at which such securities may be converted or exercised.  The Corporation shall notify the Holders in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this Section 7(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”).  For purposes of clarification, whether or not the Corporation provides a Dilutive Issuance Notice pursuant to this Section 7(b), upon the occurrence of any Dilutive Issuance, the Holders are entitled to receive a number of Conversion Shares based upon the Base Conversion Price on or after the date of such Dilutive Issuance, regardless of whether a Holder accurately refers to the Base Conversion Price in the Notice of Conversion.

4. Section 10(a)(vii) of the Series B Certificate of Designation is hereby amended and restated in its entirety to read in full as provided in the following indented paragraph:

vii.            unless specifically addressed elsewhere in this Certificate of Designation as a Triggering Event, the Corporation shall materially fail to observe or perform any other covenant, agreement or warranty contained in, or otherwise commit any material breach of the Transaction Documents, or shall breach Section 9 above, and such failure or breach shall not, if subject to the possibility of a cure by the Corporation, have been cured within 30 calendar days after the date on which written notice of such failure or breach shall have been delivered;

5. Section 10(b) of the Series B Certificate of Designation is hereby amended and restated in its entirety to read in full as provided in the following indented paragraphs:

b) Upon the occurrence of a Triggering Event, each Holder shall (in addition to all other rights it may have hereunder or under applicable law) have the right, exercisable at the sole option of such Holder, to require the Corporation to,

(A) with respect to the Triggering Events set forth in Sections 10(a)(iii), (ix), (x) (as to Changes of Control approved by the Board of Directors of the Corporation) and (xi) (as to voluntary filings only), redeem all of the Preferred Stock then held by such Holder for a redemption price, in cash, equal to the Triggering Redemption Amount or

(B) at the option of each Holder and with respect to the Triggering Events set forth in Sections 10(a)(i), (ii), (iv), (v), (vi), (vii), (viii), (x) (as to Changes of Control not approved by the Board of Directors of the Corporation), (xi) (as to involuntary filings only), (xii) and (xiii), either (a) redeem all of the Preferred Stock then held by such Holder for a redemption price, in shares of Common Stock, equal to a number of shares of Common Stock equal to the Triggering Redemption Amount divided by 75% of the average of the 10 VWAPs immediately prior to the date of election hereunder or (b) increase the dividend rate on all of the outstanding Preferred Stock held by such Holder to 18% per annum thereafter.

The Triggering Redemption Amount, in cash or in shares, shall be due and payable or issuable, as the case may be, within twenty-two (22) Trading Days of the date on which the notice for the payment therefor is provided by a Holder (the “Triggering Redemption Payment Date”).  If the Corporation fails to pay in full the Triggering Redemption Amount hereunder on the date such amount is due in accordance with this Section (whether in cash or shares of Common Stock), the Corporation will pay interest thereon at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, accruing daily from such date until the Triggering Redemption Amount, plus all such interest thereon, is paid in full.  For purposes of this Section, a share of Preferred Stock is outstanding until such date as the applicable Holder shall have received Conversion Shares upon a conversion (or attempted conversion) thereof that meets the requirements hereof or has been paid the Triggering Redemption Amount in cash.

6. Section 11(a) of the Series B Certificate of Designation is hereby amended and restated in its entirety to read in full as provided in the following indented paragraph:

a)           Notices.  Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at the address set forth above Attention: Chief Financial Officer and General Counsel, facsimile number (408) 371-5105, or such other facsimile number or address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section 11.  Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by facsimile, or sent by a nationally recognized overnight courier service addressed to each Holder at the facsimile number or address of such Holder appearing on the books of the Corporation, or if no such facsimile number or address appears on the books of the Corporation, at the principal place of business of such Holder, as set forth in the Purchase Agreement.  Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section prior to 5:30 p.m. (New York City time) on any date, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth in this Section on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (iii) the second Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

7. The foregoing amendments of the Series B Certificate of Designation have been duly adopted by resolution of the Corporation’s Board of Directors in accordance with the provisions of Sections 141(f) of the General Corporation Law of the State of Delaware, and approved by the Holders of the requisite percentage of the outstanding Series B Preferred Stock.

8.           This amendment to the Series B Certificate of Designation shall be effective on and as of the date of filing of this Certificate of Amendment with the Secretary of State of Delaware.

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IN WITNESS WHEREOF, Westinghouse Solar, Inc. has caused this Certificate of Amendment to be signed by Barry Cinnamon and Margaret Randazzo, Chief Executive Officer and Chief Financial Officer, respectively, this 19th day of August, 2011.

Westinghouse Solar, Inc.

By: /s/ Barry Cinnamon______________________
Barry Cinnamon
Chief Executive Officer

By: /s/ Margaret Randazzo___________________
Margaret Randazzo
Chief Financial Officer

Signature Page to the Certificate of Amendment
of the Certificate of Designation of Preferences, Rights and Limitations of the Series B 4% Convertible Preferred Stock